VIA ELECTRONIC TRANSMISSION

March 29, 2019

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE:	INTEGRA RESOURCES CORP
Confirmation of Notice of Record and Meeting Dates

We are pleased to confirm that Notice of Record and Meeting Dates was sent to The Canadian Depository for Securities.

We advise the following with respect to the upcoming Annual General Meeting of Security Holders for the subject issuer:

1	ISIN:	CA45826T1030

	CUSIP:	45826T103

2	Date Fixed for the Meeting:	June 11, 2019

3	Record Date for Notice:	April 25, 2019

4	Record Date for Voting:	April 25, 2019

5	Beneficial Ownership Determination Date:	April 25, 2019

6	Classes or Series of Securities that entitle	COMMON
the holder to receive Notice of the Meeting:

7	Classes or Series of Securities that entitle	COMMON
the holder to vote at the meeting:

8	Business to be conducted at the meeting:	Annual General

9	Notice-and-Access:

	Registered Shareholders:	YES
	Beneficial Holders:	YES

	Stratification Level:	Not Applicable

10	Reporting issuer is sending proxy-related materials
	directly to Non-Objecting Beneficial Owners:	NO

11	Issuer paying for delivery to Objecting Beneficial Owners:	NO

Yours truly,
TSX Trust Company

"Rosa Vieira"
Senior Relationship Manager
Rosa.Vieira@tmx.com
301 - 100 Adelaide Street West, Toronto, Ontario, M5H 4H1           www.tsxtrust.com